UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

iROBOT CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

462726100

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

(310) 432-0200

Steve Wolosky, Esq.

Ron Berenblat, Esq.

Olshan Frome Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10017

(212) 451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462726100	SCHEDULE 13D	PAGE 2 OF 11 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,782,500 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,782,500 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,500 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5)
14.	TYPE OF REPORTING PERSON* IA, OO – Limited Liability Company

* See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 3 OF 11 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,782,500 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,782,500 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,500 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 4 OF 11 PAGES

1	NAME OF REPORTING PERSONS RMCP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,782,500 shares (See Item 5)
	8	SHARED DISPOSITIVE POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,782,500 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,500 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 5 OF 11 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,782,500 shares (See Item 5)
	8	SHARED DISPOSITIVE POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,782,500 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,500 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 6 OF 11 PAGES

1	NAME OF REPORTING PERSONS Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,782,500 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,782,500 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,500 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 7 OF 11 PAGES

1	NAME OF REPORTING PERSONS Lawrence S. Peiros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 8 OF 11 PAGES

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2015, as amended by Amendment No. 1 thereto, filed with the SEC on December 1, 2015 (collectively, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and U.S. citizen, with respect to the common stock, $0.01 par value per share (“Common Stock”), of iRobot Corporation, a Delaware corporation (“iRobot” or the “Company”).

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a), (c), (f)	This Schedule 13D is being jointly filed by (i) RMCP LLC, (ii) RMP, (iii) RMCP GP, (iv) RMCM, (v) Mr. Mesdag and (vi) Lawrence S. Peiros, a natural person and U.S. citizen. RMCP LLC, RMP and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Messrs. Mesdag and Peiros are sometimes collectively referred to herein as the “Reporting Persons.”

RMP was formed, and its principal business is, to invest in small cap public companies. RMCP GP is the general partner of RMP and thus may be deemed to control RMP. RMCP LLC is the managing member of RMCP GP and thus may be deemed to control RMCP GP and each entity directly or indirectly controlled by RMCP GP. RMCM is the managing member of RMCP LLC and thus may be deemed to control RMCP LLC and each entity directly or indirectly controlled by RMCP LLC. Mr. Mesdag is the president, sole executive officer, sole director and sole shareholder of RMCM and thus may be deemed to control RMCM and each entity directly or indirectly controlled by RMCM (including Red Mountain). The principal business of RMCP LLC is providing investment advisory services to hedge funds and other pooled investment vehicles. The principal business of each of RMCP GP and RMCM is investing in securities. The principal occupation of Mr. Mesdag is serving as an executive officer and Managing Partner of RMCP LLC. He is a U.S. citizen.

The principal occupation of Mr. Peiros is serving as a business consultant. He is a U.S. citizen.

J. Christopher Teets is an executive officer and Partner of RMCP LLC, and his principal occupation is serving in such roles. Mr. Teets does not control any Reporting Person. Information regarding Mr. Teets is being included in this Schedule 13D solely for purposes of complying with General Instruction C to Schedule 13D. He is a U.S. citizen.

(b)	The principal executive offices of Red Mountain and RMCM are located at, and the principal business address of each of Messrs. Mesdag and Teets is 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067. The principal business address of Mr. Peiros is c/o Red Mountain Capital Partners LLC, 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067.

(d)-(e)	During the last five years, none of the Reporting Persons or Mr. Teets has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 462726100	SCHEDULE 13D	PAGE 9 OF 11 PAGES

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended by inserting the following paragraph after the first paragraph thereof:

Mr. Peiros has purchased an aggregate of 1,000 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $30,527. The source of the funds used by Mr. Peiros to purchase such shares was his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following:

On January 25, 2016, Red Mountain delivered a letter to Colin Angle, iRobot’s Chairman and Chief Executive Officer, and iRobot’s board of directors (the “Board”), a copy of which is attached as Exhibit 99.3 hereto and is incorporated by reference herein. In the letter, Red Mountain describes, among other things, the constructive dialogue between iRobot’s and Red Mountain’s respective advisors, and Red Mountain’s willingness to work toward a mutually agreeable settlement that would be in the best interests of iRobot and all shareholders and would avoid an unnecessary election contest at the Company’s upcoming annual meeting.

Red Mountain explained that, at the Board’s request, Red Mountain outlined a framework for a potential settlement, which included, among other things, the immediate appointment of Messrs. Mesdag and Peiros to the Board (each of whom Red Mountain would otherwise expect to nominate for election to the Board at the Company’s upcoming annual meeting), the increase in the size of the Board from eight to nine directors and the formation of a Capital Allocation Committee. Red Mountain expressed its disappointment that it has yet to receive a counterproposal from the Company and encouraged iRobot to enter into a settlement agreement that Red Mountain strongly believes would strengthen the Board and help solidify the Company as a market leader in the home robotics industry.

In addition, Red Mountain reiterated its belief that the Company’s underperformance is primarily attributable to its continuing commitment to its unprofitable Defense and Security and Remote Presence businesses, and its capital allocation decisions with respect to research and development expenditures and cash accumulation. Red Mountain stated that, while it understands that the Board broadly agrees with Red Mountain’s value enhancement plan (as detailed in Red Mountain’s December 1, 2015 letter) and has taken some steps to implement it, the addition of Messrs. Mesdag and Peiros is necessary to ensure that the Company will generate acceptable returns on the capital it invests over time by focusing its resources on its Home Robots business and securing its leading position in the highly competitive home robotics industry. Red Mountain stated that it does not believe that marginally beneficial, one-time actions are the answer to the Company’s sustained underperformance. Red Mountain concluded by expressing hope that iRobot will enter into serious settlement discussions regarding the addition of Red Mountain’s proposed representatives to the Board.

On January 25, 2016, Mr. Peiros agreed to serve as a director nominee of Red Mountain in the event Red Mountain nominates directors for election at the Company’s upcoming annual meeting.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(c) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)	RMP beneficially owns, in the aggregate, 1,782,500 shares of Common Stock, which represent approximately 6.1% of the outstanding Common Stock.(1) RMP has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,782,500 shares of Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMP, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP.

(1)	All calculations of percentage ownership in this Schedule 13D are based on the 29,069,589 shares of Common Stock outstanding as of October 26, 2015, as reported in the Quarterly Report on Form 10-Q filed by iRobot with the SEC on October 30, 2015.

CUSIP No. 462726100	SCHEDULE 13D	PAGE 10 OF 11 PAGES

Mr. Peiros beneficially owns 1,000 shares of Common Stock, which represent less than 1% of the outstanding Common Stock. Mr. Peiros has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,000 shares of Common Stock.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, (i) Mr. Peiros disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, other than the 1,000 shares of Common Stock reported as beneficially owned by Mr. Peiros, and (ii) Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c)	On January 13, 2016, Mr. Peiros purchased 1,000 shares of Common Stock at a purchase price of $30.527. Other than as disclosed herein, no Reporting Person has, since the filing of Amendment No. 1 to the Schedule 13D, engaged in any transactions in the securities of the Company.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to add the following:

On January 25, 2016, the Reporting Persons entered into an Amended and Restated Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law, a copy of which is attached as Exhibit 99.4 hereto and is incorporated by reference herein.

On January 25, 2016, Red Mountain entered into a compensation agreement with Mr. Peiros, a copy of which is attached as Exhibit 99.5 hereto and is incorporated by reference herein, in connection with his agreement to serve as a potential nominee of Red Mountain.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Description of Exhibit

99.3	Letter to iRobot’s Chairman and Chief Executive Officer and Board of Directors, dated January 25, 2016 (filed herewith).

99.4	Amended and Restated Joint Filing Agreement, dated January 25, 2016, by and among the Reporting Persons (filed herewith).

99.5	Compensation Agreement with Lawrence S. Peiros, dated January 25, 2016 (filed herewith).

CUSIP No. 462726100	SCHEDULE 13D	PAGE 11 OF 11 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2016

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

WILLEM MESDAG

/s/ Willem Mesdag

LAWRENCE S. PEIROS

/s/ Lawrence S. Peiros